Creating Value From Sorbent Minerals 1 May 15, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Charles Eastman and Andrew Blume Re: Oil-Dri Corporation of America Form 10-K for the Fiscal Year Ended July 31, 2024 File No. 001-12622 Dear Messrs. Eastman and Blume: This letter sets forth the response of Oil-Dri Corporation of America (the "Company") to the comment letter dated May 5, 2025 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") regarding the Staff's review of the Company’s Form 10-K for the fiscal year ended July 31, 2024 filed on October 10, 2024, File No. 001-12622 (the "Form 10-K"). For your convenience, the Staff's comment has been repeated below in its entirety, with the Company's response set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Form 10-K. Form 10-K for the Fiscal year Ended July 31, 2024 Item 2 Properties, page 28 1. We note your response to comment 1. Based on your response our understanding is that you consider several factors at your clay operations with respect to the economic viability of your mineral reserves, including the amount of clay at the mine location; projected costs related to operating the mine; demand for the type or types of product the clay meets the specifications for; other geographic factors such as proximity to permanent structures or bodies of water; and environment factors and regulations. In order to meet the requirement of Item 1302(e)(4) of Regulation S-K, a price for each commodity must be used that provides a reasonable basis for establishing that the project is economically viable. This requirement can be satisfied by quantifying the projected cost, or range of projected costs, that covers mining, hauling, processing, and packaging.

2 Please further expand subsequent disclosures to quantity projected cost, or range of projected costs, in order to satisfy the price requirement under Item 1303(b)(3) of Regulation S-K. The Company acknowledges the Staff’s comment and respectfully proposes to revise its disclosures as reflected in the illustrative disclosures below to satisfy the price requirement under Item 1303(b)(3) of Regulation S-K, beginning with the Company’s annual report on Form 10-K for the fiscal year ending July 31, 2025. While the Company does not attribute value to its clay, after consultation with the Staff, the Company has determined to provide the average price per ton of its clay-based products to satisfy the price requirement, which the Company believes provides a reasonable basis for establishing that the project is economically viable. In future filings, the following disclosures would be revised as follows (new language underlined and in bold): The following footnote would be added to the table on page 30 of the Form 10-K: “Mineral reserves are based on the fiscal year 2024 average price of $544 per ton of our clay-based products.” In lieu of the proposed disclosure in our response to prior comment 1 of the Staff’s letter dated February 11, 2025, the paragraph immediately following the table on Page 30 of the Form 10-K would be revised to read: “Based on our rate of consumption during fiscal year 2024, and without regard to any of our reserves in Nevada and Tennessee, where we do not actively mine, we consider our proven and probable reserves adequate to supply our needs for over forty years. Although we consider these reserves to be extremely valuable to our business, we consider our in situ clay to have no inherent value and to only become valuable through the mining and manufacturing methods described below.only a small portion of the reserves, those which were acquired in acquisitions, are reflected at cost on our balance sheet.” ***

3 If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (312) 706-3119 or by email at Susan.Kreh@oildri.com. Very truly yours, Oil-Dri Corporation of America By: _/s/ Susan M. Kreh_________ Susan M. Kreh Chief Financial Officer cc: Daniel S. Jaffee, Oil-Dri Corporation of America Anthony W. Parker, Oil-Dri Corporation of America